
SEC MAIL PROCESSING
RECEIVED
NOV 22 2010
WASH, D.C.
211
SECTION


10032502

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquityStation, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite 400
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Company, LLC
(Name – *if individual, state last, first, middle name*)

1900 North West Corporate Blvd., Suite 210 East	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Financial Statements and Supplemental Information

EQUITYSTATION, INC.

(a wholly owned subsidiary of National Holdings Corporation)

For the Year Ended September 30, 2010

with Report and Supplementary Report of Independent Auditors

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

For the Year ended September 30, 2010

Contents



SHERB & CO., LLP

Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of September 30, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
October 28, 2010

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition
September 30, 2010

ASSETS		
Current Assets		
Cash	$	248,938
Deposit with clearing firm		50,078
Receivables from broker delaers and clearing organizations		198,053
Other receivables, net of allowance for uncollectable		4,483
Deposits and prepaid expenses		12,728
Total Assets	$	514,280

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$	224,860
Total Liabilities		224,860
Stockholders' Equity		
Common stock $.01 par value 1,000 share authorized, issued and outstanding		10
Additional paid-in capital		210,409
Retained earnings		79,001
Total Stockholders' Equity		289,420
Total Liabilities and Stockholders' Equity	$	514,280

See accompanying notes.

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations
For the Year Ended September 30, 2010

Revenue	
Commissions	$ 3,066,010
Interest and dividends	121,391
Transfer fees and clearing services	26,455
Other fees	5
	3,213,861
Expenses	
Commissions and fees	1,833,576
Employee compensation and related expenses	53,396
Clearing fees	340,429
Communications	221,028
Occupancy and equipment costs	48,869
Professional fees	13,451
Interest expense	602
Taxes, license and registration fees	26,423
Other administrative expenses	193,700
	2,731,474
Income before taxes	482,387
Provision for income taxes	
Current expense	182,996
Total income tax expense	182,996
Net income	$ 299,391

See accompanying notes.

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2010

	Common Stock		Additional Paid - in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance, September 30, 2009	1,000	$ 10	$ 414,687	$ (220,390)	$ 194,307
Capital returned to parent and related entity			(387,551)		(387,551)
Compensatory element of options granted by parent			277		277
Tax benefit contributed by parent			182,996		182,996
Net income				299,391	299,391
Balance, September 30, 2010	1,000	$ 10	$ 210,409	$ 79,001	$ 289,420

See accompanying notes.

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows
For the Year Ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	299,391
Adjustments to reconcile net income to net cash used in operating activities:		
Non cash income tax expense		182,996
Increase (decrease) in operating assets and liabilities		
Deposit with clearing firm		93
Receivable from clearing organizations		124,766
Other assets		(5,219)
Accounts payable and accrued liabilities		(45,530)
Net cash provided by operating activities		556,497
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital returned to parent and related entity		(387,274)
Net cash used in financing activities		(387,274)
Increase in cash		169,223
Cash at beginning of year		79,715
Cash at end of year	$	248,938
Cash paid for		
Income taxes	$	86
Interest	$	602

See accompanying notes.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2010

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm. The Company uses a Tri-party Clearing Agreement through its affiliate, vFinance Investments, Inc. as its primary clearing arrangement clearing on a fully disclosed basis through National Financial Services, LLC. Penson Financial Services, Inc. is used as an additional source of clearing. Although the Company's clearing firms maintain all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of National Holdings Corporation), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction had been approved by the National Association of Securities Dealers, Inc.

On July 1, 2008, National Holdings Corporation completed its merger with vFinance, Inc. No material changes to the business or management of EquityStation have occurred since this change in ownership.

On June 21, 2010, vFinance Investments Holdings, Inc., a subsidiary of National Holdings Corporation ("vFinance Investments"), completed a sale of a minority equity interest in EquityStation, Inc., pursuant to the terms of a Share Purchase Agreement (the "Purchase Agreement"), dated July 21, 2010, by and among vFinance Investments, Equity Station and Osage, LLC, an Osage Nation limited liability company ("Osage"). Pursuant to the Purchase Agreement, Osage was also granted an option to acquire additional shares of EquityStation common stock which, if exercised, would result in Osage owning majority stake in EquityStation.

249 shares of EquityStation common stock was sold by vFinance Investments to Osage, equal to 24.9% of the issued and outstanding EquityStation Common Stock, at an aggregate purchase price of $800,000. vFinance Investments also granted Osage a 12-month option to purchase an additional 301 shares of ES Common Stock for the lesser of (i) $1,700,000 or (ii) such other amount as may be agreed to between the parties, subject to certain adjustments. In the event that the Option is exercised, Osage would own 55% of EquityStation.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2010

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description of Business
Continued

Pursuant to the terms of the Purchase Agreement, each of EquityStation, vFinance Investments and Osage have a right of first refusal in the event either vFinance Investments or Osage seek to transfer their shares of EquityStation Common Stock. In addition, vFinance Investments and Osage have co-sale rights in the event that all of the Offered Shares are not purchased by EquityStation or the non-transferring holder and have been granted piggy-back registration rights in the event EquityStation Common Stock become registered under the Securities Act of 1933, as amended. EquityStation has agreed to elect one designee of Osage to its Board of Directors.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Reclassifications

Certain items in the 2009 financial statements have been reclassified to conform to the presentation in the 2010 financial statements. Such reclassifications did not have a material impact on the presentation of the overall financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

Receivables from Related Parties – Tri-party Clearing

The Company signed a tri-party clearing agreement with vFinance Investments, Inc. effective October 17, 2007. This receivable is the net revenue due to the Company in accordance with this agreement, and is due and payable to the Company within 30 days of the close of each calendar month.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2010

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

As of September 30, 2010, the Company did not have cash balances in banks in excess of the maximum amount insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $0 for the period ended September 30, 2010.

NOTE 2: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2010, the Company's tax provision is as follows:

Current Expense	$	182,996
Deferred Expense		-
Total Expense	$	182,996

At September 30, 2010, the Company had approximately $1,000,000 of unused preacquisition net operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2021 to 2025. The utilization of these loss carrforwards, for Federal income tax purposes are subject to limitation due to the changes in ownership.

At September 30, 2010 the Company had no deferred tax assets.

The deferred tax asset resulting from the net operating loss carryforwards had previously been reduced to $0 due to the establishment of a full valuation allowance. There has been no change in the valuation allowance during the year ended September 30, 2010.

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Federal statutory Income tax rate	35.0%
Add:	
State statutory income tax rate, Net of federal tax Benefit	3.7%
Effective Tax Rate	38.7%

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited Additional Paid-in Capital with a tax benefit contributed by the parent.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The Company has been named in a FINRA arbitration action filed by a former officer for allegedly not paying compensation according to his employment agreement. This action has not been settled as of September 30, 2010. Management intends to vigorously defend against this claim and the accompanying financial statements include no accrual for estimated losses that may result from the ultimate outcome of certain of this action. The Company, as required under SEC Rule 15c3-1, has accounted for $280,000 in its calculation of aggregate indebtedness. Due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement in 2008 with its affiliate, vFinance Inc., whereby the Company agrees to make monthly payments in the amount of $11,000 to the affiliate. In return, vFinance, Inc. will provide the Company with certain consideration including office space, office personnel and other such services. During the fiscal year ended September 30, 2010, the Company had paid $132,000 to its affiliate related to this agreement.

The Company entered into a services agreement in September 2009 with its affiliate, National Holdings Corporation., whereby the Company agrees to make monthly payments of approximately $3,200 to the affiliate. In return, National Holdings Corporation will provide the Company with certain consideration including insurance and benefit related coverage and printing services. During the fiscal year ended September 30, 2010, the Company had paid approximately $34,000 to its affiliate related to this agreement.

The Company entered into a services agreement in September 2009 with its affiliate, vFinance Investments, Inc., whereby the Company agrees to make monthly payments of approximately $3,000 to the affiliate. In return, vFinance Investments, Inc. will provide the Company with certain consideration including office space, utilities, communication services, equipment rental, record retention, postage and office supplies as well as access to certain financial quotations services. During the fiscal year ended September 30, 2010, the Company had paid approximately $37,000 to its affiliate related to this agreement.

NOTE 5: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer, Penson Financial Services. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $272,209 that was $172,209 in excess of its required net capital of $100,000. The Company's aggregate indebtedness equaled $504,860 and the percentage of aggregate indebtedness to net capital was 185.5%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 2, 2010, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2010

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	289,420
Deductions:		
Non-Allowable Assets		
Miscellaneous Receivable		4,483
Prepaid expenses and deposits		12,728
Total Non-Allowable Assets		17,211
Net Capital	$	272,209
AGGREGATE INDEBTEDNESS		
Accounts Payable		54,495
Accrued Expenses		170,365
Adjustment for contingent liability		280,000
Aggregate Indebtedness	$	504,860
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	100,000
Excess Net Capital	$	172,209
Excess Net Capital at 1000%	$	221,723
Ratio of Aggregate Indebtedness to Net Capital		185.5%
Reconciliation		
Net capital, per unaudited September 30, 2010 FOCUS report, as filed	$	272,209
Net Adjustments		-
Net capital, per September 30, 2010 audited report, as filed	$	272,209

EQUITYSTATION, INC.
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3
September 30, 2010

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders of EquityStation, Inc.

In planning and performing our audit of the financial statements of EquityStation, Inc. (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the

effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheth & Co, LLP

Boca Raton, Florida
October 28, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052192 FINRA SEP
EQUITY STATION INC
1200 N FEDERAL HWY STE 400
BOCA RATON FL 33432-2847

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2) $ 7,375

B. Less payment made with SIPC-6 filed (exclude interest) (3,466)

4/28/10
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,909

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,909

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,909

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equity Station Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO.
(Title)

Dated the 29th day of October, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____________ Postmarked ____________ Received ____________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Oct 1, 2009
and ending Sept 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,213,864

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 215,341

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 602

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 48,594

Enter the greater of line (i) or (ii) 48,594

Total deductions 263,935

2d. SIPC Net Operating Revenues $ 2,949,929

2e. General Assessment @ .0025 $ 7,375

(to page 1, line 2.A.)



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors and Stockholders of EquityStation, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2010, which were agreed to by EquityStation, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
October 29, 2010

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquityStation, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Johanna A. Garcia
Commission # DD798685
Expires: JUNE 18, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*